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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------



                                DELTATHREE, INC.
                            (Name of Subject Company)
                              --------------------


                                DELTATHREE, INC.
                        (Name of Person Filing Statement)
                               -------------------


                 Class A Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   24783N-10-2
                      (CUSIP Number of Class of Securities)

                                  Paul C. White
                             Chief Financial Officer
                                Deltathree, Inc.
                                 75 Broad Street
                            New York, New York 10004
                                 (212) 500-4850

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 With a Copy to:

                              Kenneth R. Koch, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                                 (212) 935-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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FOR IMMEDIATE RELEASE


                    DELTATHREE ACKNOWLEDGES PENDING LAWSUITS

NEW YORK, NY, February 13, 2003 - deltathree, Inc. (Nasdaq: DDDC) today announced that four lawsuits have been filed against deltathree, officers and directors of deltathree, and its majority stockholder, Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey"), in connection with the proposal by Atarey to purchase all of the outstanding shares of common stock of deltathree not held by Atarey and its affiliates. On February 6, 2003, deltathree issued a press release in connection with the proposed transaction.

The lawsuits purport to be class actions on behalf of the public stockholders of deltathree. The plaintiffs in these actions have asserted a variety of claims, including allegations that Atarey's proposed tender offer price for the publicly held shares of deltathree is unfair and grossly inadequate; and that officers and directors of deltathree have breached their fiduciary duties to the public stockholders. Each of the lawsuits has been filed in the Delaware Court of Chancery in and for New Castle County. deltathree does not believe that these lawsuits state valid claims against deltathree or any of its officers or directors.

Shimmy Zimels, deltathree's chief executive officer and a member of the board of directors, said about the lawsuits, "The board of directors has a duty to evaluate serious offers in a fair and timely manner. On February 6th, we announced the Company had received a formal tender offer proposal and subsequently put in place a committee of independent directors as well as retained Kaufman Bros., L.P. to assist in evaluating the proposed offer. We are unsure as to how merely evaluating a proposed offer could result in litigation against us. We believe that the lawsuits lack merit and we intend to contest them vigorously. In the meantime, the Board's special committee comprised of deltathree's independent directors will continue to evaluate the current proposal."

About deltathree, Inc.

Founded in 1996, deltathree is the leading provider of hosted, SIP-based VoIP products and services. deltathree provides private-label products, including PC-to-Phone, Phone-to-Phone, and Broadband Phone, as well as back-office services such as billing, operations management, marketing support, and network management, to service providers worldwide. deltathree's consumer division, iConnectHere, provides award-winning VoIP products directly to consumers. Our high quality Internet telephony solutions are viable and cost-effective alternatives to traditional telephone services.

For investor relations, contact Erik Knettel of The Global Consulting Group
(GCG) at (212) 807-5057. For more information about deltathree, visit our web site at http://corp.deltathree.com.

This press release contains forward-looking statements relating to future events and results that are based on deltathree's current expectations. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties that may affect deltathree's business and prospects and cause actual results to differ materially from these forward-looking statements. Among the factors that could cause actual results to differ are the inherent uncertainty of financial estimates and projections, the competitive environment for Internet telephony, deltathree's limited operating history, changes of rates of all related telecommunications services, the level and rate of customer acceptance of new products and services, legislation that may affect the Internet telephony industry, rapid technological changes, and other risk factors contained in deltathree's periodic reports on Form 10-K and Form 10-Q on file with the SEC and available through http://www.sec.gov.


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Additional Information

The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of deltathree. If and when a tender offer is made for the common stock of deltathree, deltathree's stockholders are advised to read the tender offer statement, which would be filed by D3 Acquisition with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by deltathree with the Commission at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, deltathree stockholders would be able to obtain a copy of these documents from the purchaser's information agent, without charge, upon request. These documents also would be made available at no charge on the SEC's web site at http://www.sec.gov.

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